

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 30, 2009

Mr. Ramos R. Ricardo
Chief Financial Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285, 6th Floor,
Santiago, Chile

> **Re: Chemical and Mining Company of Chile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **Response Letter Dated September 17, 2009**
> **File No. 033-65728**

Dear Mr. Ricardo:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F For the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 - Summary of Significant Accounting Policies F-9

t) Revenue Recognition, page F-19

1. We note your response to prior comment 1, stating that you believe your revenue recognition policy under Chilean GAAP is consistent with U.S. GAAP. However, in our prior comment we also requested that you tell us about any transactions where revenue is recognized prior to title being transferred. Please tell us under what conditions, if any, you would recognize revenue prior to the transfer of title, and explain why you believe under these conditions revenue is considered realizable and earned under both Chilean and U.S. GAAP.

2.   We note your response to prior comment 2, explaining that there is no impact on the net income and stockholder's equity under U.S. GAAP as you defer recognizing the revenue related to goods invoiced but not delivered. However, we believe that the receivable recognized at the time the invoice is issued for goods not delivered represents a U.S. GAAP difference as well. In future filings, please address this difference in accounting in your U.S. GAAP reconciliation in the event the deferred revenue and related receivable amounts become material.

3.   We note your response to prior comment 3, clarifying that the "income from sales by installment" relates to implied interest income from sales to your customers with extended payment terms and such transactions do not constitute installment sales. In future filings, please clarify your revenue recognition policy to specify the circumstances where implied interest income is recognized and refrain from describing such transactions as installment sales.

x) Provisions for Mine Closure Costs, page F-20

4.   We note your response to prior comment 4 in which you explain that your provision associated with the closures of your mining facilities is consistent with the U.S. GAAP guidance found in SFAS 143. Tell us whether Chilean GAAP requires you to capitalize an asset retirement cost upon initial recognition of a liability for an asset requirement obligation, which is consistent with the guidance in paragraph 11 of SFAS 143 for U.S. GAAP purposes. To the extent this corresponding asset is not recognized under Chilean GAAP, please address the impact this difference in accounting would have on your U.S. GAAP reconciliation.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief